Moody National REIT II, Inc. SC 14D9

EXHIBIT(a)(1)

Moody National REIT II, Inc.

May 8, 2024

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Moody National REIT II, Inc. (the “Company”) to inform you that Comrit Investments 1, Limited Partnership, a Cayman Islands Exempted Limited Partnership (“Comrit”), an unaffiliated third party, has made an unsolicited tender offer to all of the Company’s stockholders (the “Offer”). You may have already received Comrit’s materials regarding the Offer. Pursuant to the terms of the Offer, Comrit is offering to purchase up to 385,038 outstanding shares of the Company’s common stock, comprised of up to 346,534 outstanding shares of the Company’s Class A common stock, par value $0.01 per share, and up to 38,504 outstanding shares of the Company’s Class T common stock, par value $0.01 per share (collectively, the “Shares”), each at a price of $9.09 per Share (the “Offer Price”). This is not an offer from the Company.

The Company is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, to inform you of its position, if any, with respect to the Offer. In evaluating the terms of the Offer, the Board has: (1) consulted with members of the Company’s management, Moody National Advisor II, LLC, the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s business, financial condition and portfolio of assets; and (4) taken into account that Comrit is making the Offer for investment purposes with the intention of making a profit from any tendered Shares.

The following are the material factors considered by the Board in evaluating the Offer:

1.	The Offer Price of $9.09 per Share is substantially less than the estimated net asset value per share of each class of the Company’s common stock as of December 31, 2023, of $17.25 (the “NAV per Share”), as disclosed in the Company’s Annual Report on Form 10-K (the “Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2024. the NAV per Share was based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, divided by the number of shares of the Company’s common stock outstanding, all as of December 31, 2023.

The factors considered by the Board in determining the NAV per Share were based on a number of assumptions and estimates that may not be accurate or complete, and different parties using different assumptions or different estimates could derive a different NAV per Share. Further, the NAV per Share is as of December 31, 2023 and the Board has not made any adjustments to the NAV per Share to account for other transactions or events occurring subsequent to December 31, 2023. The value of the Shares will fluctuate over time in response to developments related to individual assets in the Company’s portfolio, the management of those assets, and in response to the real estate and capital markets, including, without limitation, in response to actual or perceived instability in the U.S. banking industry. Please see Part II, Item 5 of the Annual Report for more information about the determination of the NAV per Share.

2.	Comrit is motivated by its own financial self-interest. Comrit states in the materials related to the Offer that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that in establishing the Offer Price of $9.09 per Share, it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders.

3.	The Offer Price was not determined based upon any valuation of the Company or its assets or any other assessment of what would constitute an equitable price for tendered Shares. Comrit states in the materials related to the Offer that it has “not made an independent appraisal” of the Shares or the Company’s properties and that Comrit is “not qualified to appraise real estate.” Moreover, Comrit acknowledges that the Offer Price has not been the subject of any independent evaluation or fairness opinion, and Comrit has made no representation regarding the fairness of the Offer Price.

4.	There is no established trading market for the Shares. In addition, the Company’s share repurchase program, which enabled stockholders to sell their shares in limited circumstances, has been suspended since 2020. No assurances can be provided to stockholders as to when the share repurchase program will resume, if at all. Even after the share repurchase program resumes, it will be subject to significant limitations and may be further amended, suspended or terminated by the Board.

5.	The Company continues to evaluate market conditions, performance and disposition opportunities with the goal of providing liquidity to stockholders without compromising on value. However, based on current market conditions and other factors, the Board cannot at this time make any assurances regarding the timing of providing liquidity to stockholders or the value of the Shares that may be realizable in connection with any such liquidity event. The Company’s charter does not require that the Company compete or pursue a liquidity event as of any specific date.

6.	The Board can make no assurances regarding the payment of any future distributions, which the Board indefinitely suspended in 2020.

7.	While the Board believes the Offer represents an opportunistic attempt by Comrit to purchase Shares to make a profit, the Board also recognizes that the Company’s stockholders may prefer or require near-term liquidity with respect to their investment in Shares in light of the current financial markets, the Company’s financial condition and the lack of certainty regarding the timing of any potential liquidity event.

Based on its evaluation OF THE FACTORS DISCUSSED ABOVE, the Board has determined that THE COMPANY will remain neutral with regard to the Offer and makes no recommendation as to whether any holders of SHARES should accept or decline the Offer.

The Board acknowledges that each stockholder must evaluate whether to tender such stockholder’s Shares in the Offer. In evaluating the Offer, the Board strongly urges you to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should also carefully review all of the Offer documents sent to you by Comrit, as well as the Company’s annual and quarterly reports and other publicly available SEC filings, and consult with your own financial, tax and other advisors.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE OF YOUR SHARES AND ITS IMPACT ON YOUR PERSONAL SITUATION.

As required by SEC rules, the Company has filed a Schedule 14D-9 with the SEC, which filing includes additional information regarding the Board’s position with respect to the Offer. The Schedule 14D-9 is available on the Company’s website at www.moodynationalreit.com and the SEC’s website at www.sec.gov.

Any of Comrit’s materials related to the Offer that the Company is required by SEC rules to forward to you will be forwarded at Comrit’s expense.

We appreciate your trust in the Company and thank you for your continued support. Should you have any questions or need further information about your options, please feel free to contact Investor Services at (888) 457-2358.

Sincerely,

/s/ Brett C. Moody

Brett C. Moody
President and Chief Executive Officer

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